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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67024

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wood Warren & Co. Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Sansome Street, Suite 3500
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. Roger Wood	510-420-3850	rwood@woodwarren.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C. - Certified Public Accountants and Advisors
(Name – if individual, state last, first, and middle name)

80 Washington Street, Bldg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

2/24/09	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Roger Wood   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wood Warren & Co. Securities, LLC   , as of December 31   , 2 025   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

J. Roger Wood

Title:

Managing Member

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Wood Warren & Co. Securities, LLC

Annual Audit Report

December 31, 2025

Table of Contents



LMHS, P.C.
Certified Public Accountants and Advisors

<center>*Report of Independent Registered Public Accounting Firm*</center>

To the Member
Wood Warren & Co. Securities, LLC
San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wood Warren & Co. Securities, LLC, as of December 31, 2025, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wood Warren & Co. Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Wood Warren & Co. Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 10 through 11 has been subjected to audit procedures performed in conjunction with the audit of Wood Warren & Co. Securities, LLC's financial statements. The supplemental information is the responsibility of Wood Warren & Co. Securities, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as the Wood Warren & Co. Securities, LLC's auditor since 2023.

Norwell, Massachusetts

February 26, 2026, except for Schedule I, as to which the date is March 3, 2026


Members of
AICPA

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of

mgi worldwide

Wood Warren & Co. Securities, LLC

Statement of Financial Condition

December 31, 2025

Assets		
Cash	$	136,196
Accounts receivable		663,566
Due from member		3,062
Prepaids and other assets		8,932
Total Assets	$	811,756
Liabilities and Member's Equity		
Accounts payable	$	50,903
Commissions payable		604,587
Total Liabilities		655,490
Member's Equity		156,266
Total Liabilities and Member's Equity	$	811,756

Wood Warren & Co. Securities, LLC

Statement of Operations

For the Year Ended December 31, 2025

Revenue		
Success fees	$	12,570,247
Retainers		1,947,500
Interest income		21
Total Revenue		14,517,768
Expenses		
Commissions		14,160,620
Allocated overhead		240,190
Professional fees		39,762
Other operating expenses		78,640
Total Expenses		14,519,212
Net Loss	$	(1,444)

See accompanying notes

Wood Warren & Co. Securities, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2025

January 1, 2025	$	257,710
Distributions		(100,000)
Net loss		(1,444)
December 31, 2025	$	156,266

Wood Warren & Co. Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2025

Cash Flows from Operating Activities		
Net Loss	$	(1,444)
Adjustment to reconcile net loss to net cash provided by operating activities		
(Increase) decrease in:		
Accounts receivable		(573,566)
Due from member		(3,062)
Prepaids and other assets		(4,500)
Increase (decrease) in:		
Accounts payable		(203,297)
Commissions payable		559,296
Net Cash Used in Operating Activities		(226,573)
Cash Flows from Financing Activities		
Capital distributions		(100,000)
Net Cash Used in Financing Activities		(100,000)
Net Decrease in Cash		(326,573)
Cash at beginning of year		462,769
Cash at End of Year	$	136,196

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:

Taxes	$	12,590

See accompanying notes

Wood Warren & Co. Securities, LLC

Notes to the Financial Statements

December 31, 2025

1. Organization

Wood Warren & Co. Securities, LLC (the "Company") was organized as a California limited liability company on June 6, 2005 and is registered with the Securities and Exchange Commission as a securities broker dealer. The Company is owned by its sole member, Wood Warren & Co., LP (the "Member") and operates in San Francisco, California. The Company provides investment banking related services.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. At December 31, 2025, the Company held two cash accounts, and there were no cash equivalents.

Accounts Receivable
The Company records accounts receivable when products or services are delivered and it is probable that payment will be received for those products or services. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the Statement of Operations. The Company considers all of its accounts receivable to be collectible, and accordingly, no allowance for credit losses has been recorded.

The Company recognized no credit losses during 2025.

Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. There were no financial instruments required to be recorded on a recurring basis at December 31, 2025.

Wood Warren & Co. Securities, LLC

Notes to the Financial Statements

December 31, 2025

Income Taxes

The Company, is a single member limited liability company, and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2022.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and investment advisory business. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 53% of its total revenues from three single external customers in 2025.

3. Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. This is in accordance with FASB Accounting Standards Update 2014-09 Revenue Contracts with Customers (Topic 606). A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Success Fees

Success fees from merger and acquisition engagements are typically fees calculated as a percentage of the aggregate consideration in a transaction. Success fees are generally recognized at the point in time when the performance on the engagement is completed (the closing date of the transaction).

Wood Warren & Co. Securities, LLC

Notes to the Financial Statements

December 31, 2025

Retainers

Retainers are fixed fees recognized over time using a time elapsed measure of progress as the Company's customers simultaneously receive and consume the benefits of those services as they are provided.

The following table presents revenue by major source.
Revenue from customer contracts

Success fees	$12,570,247
Retainers	1,947,500
Total revenue from customer contracts	$14,517,747

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment by the customer. There was no deferred revenue at January 1, 2025 and December 31, 2025. Accounts receivable was $90,000 and $663,566 at January 1, 2025 and December 31, 2025, respectively.

Expenses associated with investment banking advisory engagements are capitalized only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred. There were no capitalized costs at January 1, 2025 and December 31, 2025.

4. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined, which was $43,699 at December 31, 2025. At December 31, 2025, the Company's net capital was $85,293 which exceeded the requirement by $41,594. The Company is also subject to SEA Rule 17a-11(c)(1) which requires broker dealers to maintain a ratio of aggregate indebtedness less than 1,200% of net capital. At December 31, 2025 the Company's aggregate indebtedness to net capital ratio was 768.52%.

5. **Risk Concentrations**

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its cash deposits with high quality financial institutions in the United States of America. At times during the year, cash balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits

6. **Related Party Transactions**

The Company's sole member provides office space and pays most overhead expenses for the Company. In turn, the Company pays a portion of those expenses via an expense overhead sharing agreement. The expense allocation for 2025 was $240,190. At December 31, 2025, the sole member owed the Company $3,062 for overpaid expenses. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

Wood Warren & Co. Securities, LLC

Notes to the Financial Statements

December 31, 2025

7. Commitment and Contingencies

As of December 31, 2025, the Company is not aware of any litigation or asserted or unasserted claims pending that could, individually or in the aggregate, have a material adverse effect on our results of operations or financial condition.

8. Subsequent Events

The Company has evaluated subsequent events through February 26, 2026 the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Wood Warren & Co. Securities, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2025

Net Capital		
Total member's equity	$	156,266
Less: Non-allowable assets		
Accounts receivable		58,979
Due from member		3,062
Prepaids and other assets		8,932
Total Non-allowable assets		70,973
Net Capital		85,293
Net minimum capital requirement of 6 2/3% of aggregate		
indebtedness of $655,490 or $5,000, whichever is greater		43,699
Excess Net Capital	$	41,594
Ratio: Aggregate indebtedness to net capital		768.52%

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2025 amended on March 3, 2026)

There were no material differences noted in the Company's net capital computation, at December 31, 2025.

Wood Warren & Co. Securities, LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2025

An exemption from Rule 15c3-3 is claimed, based on reliance on footnote 74 to SEC Release 34-70073. The Company only engages in investment banking activity.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2025

An exemption from Rule 15c3-3 is claimed, based on reliance on footnote 74 to SEC Release 34-70073. The Company only engages in investment banking activity.



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
Wood Warren & Co. Securities, LLC
San Francisco, California

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Wood Warren & Co. Securities, LLC stated that Wood Warren & Co. Securities, LLC's business activities are limited to private placement of securities, specifically to act as selling agent in the solicitation of private offerings on a best effort basis and that it has not held customer funds or securities and that Wood Warren & Co. Securities, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. Wood Warren & Co. Securities, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended, without exception. Wood Warren & Co. Securities, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Wood Warren & Co. Securities, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C.

LMHS, P.C.

We have served as Wood Warren & Co. Securities, LLC's auditor since 2023.

Norwell, Massachusetts

February 26, 2026



Members of
AICPA

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of

mgiworldwide

WOOD WARREN

James Roger Wood SEA 15c3-3 EXEMPTION REPORT

February 26, 2026

I, J. Roger Wood, the Managing Member of Wood Warren & Co. Securities, LLC (the "Company") represent the following:

1. The Company claims an exemption from 17 C.F.R 240.15c3-3 in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not fit one of the exemptive provisions. The Company receives fees for investment advisory and private placements and it does not hold customer funds or securities.

2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year ending December 31, 2025 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the exemption provisions in 17 C.F.R 240.15c3-3.

Respectfully Submitted,

J. Roger Wood

J. Roger Wood
Managing Member

Warren & Co. Securities LLC
One Sansome Street, Suite 1400
San Francisco, CA 94104